Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Morton’s Holding Company, Inc.:

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in the registration statement on Form S-1, filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, for the registration of 534,750 shares of Common Stock of Morton’s Restaurant Group, Inc., of our report dated September 2, 2005, except for Notes 2(a), 2(s) and 10 to the consolidated financial statements, which are as of February 6, 2006, with respect to the consolidated balance sheets of Morton’s Holding Company, Inc. and subsidiary as of January 2, 2005 and the related consolidated statement of operations, stockholder’s equity, and cash flows for the year ended January 2, 2005, which report appears in Form S-1, as amended (No. 333-130072).

/s/ KPMG LLP

Melville, New York

February 9, 2006